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Term Sheet

Date:	January 31, 2001
Between:	Unity Wireless Systems Corp. ("Seller")
And:	Traffic Systems LLC ("Buyer")

    This Term Sheet is intended to outline the general terms of a proposed purchase and sale of a thirty-seven percent (37%) interest in Buyer, recognizing that additional specific documentation will be required to effectuate the goals discussed in this letter. Both Seller and Buyer agree that this Term Sheet serves only to express the general terms of our business relationship and neither are bound to finalize the arrangements set forth herein unless and until further documentation has been agreed upon.

Purchase and Sale

    Buyer agrees to purchase and Seller agrees to sell, Seller's 37% interest in Buyer.

    Buyer agrees to purchase and Seller agrees to sell, all patents, patent applications and intellectual property defined in Exhibit "H" (collectively, the "Intellectual Property") of the Asset Purchase Agreement, dated Oct. 6, 2000, among Seller, 568608 BC Ltd., Buyer, Traffic Safety Products, Inc. and Jim Hill (the "Asset Purchase Agreement"). Buyer is responsible for all registration fees arising from the assignment of the Intellectual Property.

Consideration

    As total consideration for the above-mentioned 37% share in Buyer and the Intellectual Property, Buyer agrees to assume responsibility, at Buyer's expense, for any work required on existing installations of Sonem preemption products necessary to bring such installations into compliance with the terms of the written warranty provided by Seller with respect to such products and for any work required at common law on such installations. Buyer agrees to complete such work with respect to a specific installation within a reasonable time after receiving written notice that an installation is not in compliance with the warranty provisions or common law ("Completion Date").

Indemnification

    Buyer will indemnify Seller from and against all claims, damages, costs and liabilities suffered by Seller as a result of Buyer's failure to perform the work described in the foregoing paragraph for a specific installation by the Completion Date for such specific installation. Notwithstanding the foregoing, Buyer shall not have any obligation to indemnify Seller from any claim, damage, liability or cost concerning an installation which arises prior to the Completion Date for such installation.

Sale of Buyer or Change of Control

    In the event of the sale of the Buyer, either through the sale of all or substantially all of the assets of the Buyer acquired under the Asset Purchase Agreement and the transaction contemplated by this Term Sheet, or a change of control of the Buyer, Seller will become entitled to receive the remaining balance of the original $2,000,000 due to Seller under Paragraph 2(b) of the Asset Purchase Agreement, as adjusted by that agreement.

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Miscellaneous

    Buyer and Seller agree that all materials referred to in Paragraph 1(c) of the Asset Purchase Agreement have been delivered to Buyer, and that no further materials or payments related to such materials need be supplied by Seller.

    Buyer and Seller agree that the Transition Phase defined in Paragraph 9 of the Asset Purchase Agreement is complete, and that no more technical, development or manufacturing support of any kind is required or expected from Seller.

    Buyer and Seller agree that Seller is not required to maintain product liability insurance on product assembled or manufactured by Buyer. Notwithstanding the foregoing, Seller shall be solely responsible for appropriate insurance coverage for all traffic preemption installations existing as of the closing under the Asset Purchase Agreement.

    Buyer and Seller agree to a target Closing Date of February 15, 2001 and will each work to complete the final agreement and any other actions or approvals required to close on or about that date.

    If the provisions of this Term Sheet are acceptable to you, please so signify by signing the enclosed duplicate original hereof.

TRAFFIC SYSTEMS, LLC, an Arizona limited liability company
By: Its:

ACCEPTED AND AGREED TO AS OF THE DATE FIRST WRITTEN ABOVE:
UNITY WIRELESS SYSTEMS CORP. By: Its:

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